UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-31978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSURANT 401(k) PLAN B

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC.

ONE CHASE MANHATTAN PLAZA, 41ST FLOOR

NEW YORK, NY 10005

Assurant 401(k) Plan B

Financial Statements

and Supplemental Schedules

December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Assurant 401(k) Plan B

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Assurant 401(k) Plan B (the “Plan”) at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedule of Assets (Held at End of Year)) is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibilities of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP (signed)

New York, New York

June 26, 2009

Assurant 401(k) Plan B

Statements of Net Assets Available for Benefits

At December 31, 2008 and 2007

	December 31,
	2008	2007
Assets
Investments, at fair value	$564,159,495	$749,368,890
Participant loans	13,274,053	12,089,644

	577,433,548	761,458,534

Receivables:
Employer contributions	25,782,834	23,579,884

Employee contributions	1,108,217	1,024,088
Other receivables	4,937	—

Total receivables	26,895,988	24,603,972

Total assets	604,329,536	786,062,506

Liabilities

Accounts payable	—	21,598

Net assets available for benefits	$604,329,536	$786,040,908

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan B

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Year Ended December 31, 2008
Additions
Investment income:

Interest and dividends	$26,818,004

Contributions:
Employer (net of forfeitures)	25,997,425
Employee	38,361,794

64,359,219

Net transfer from Plan A to Plan B (Note 1)	14,043,212
Other	1,361

Total additions	105,221,796

Deductions
Net depreciation in fair value of investments	237,171,135
Benefits paid to participants	49,737,633
Loans fees paid by participants	24,400

Total deductions	286,933,168

Net decrease	181,711,372

Net assets available for benefits:
Beginning of year	786,040,908

End of year	$604,329,536

The accompanying notes are an integral part of the financial statements

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of the Plan

The following description of the Assurant 401(k) Plan B (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	General. The Plan, formerly the Fortis, Inc. Employees’ Uniform Profit Sharing Plan, has been in existence since June 21, 1983. Effective January 1, 2001, the Fortis, Inc. Employees’ Uniform Profit Sharing Plan was split into two separate Plans, the Fortis 401(k) Plan A and Fortis 401(k) Plan B. Effective February 4, 2004, the Plans were renamed Assurant 401(k) Plan A (“Plan A”) and Assurant 401(k) Plan B (“the Plan”) (collectively, “the Plans”). Effective April 30, 2004, the portions of the Plans invested in Assurant Inc. (the “Plan Sponsor” or the “Employer”) stock were designated as an Employee Stock Ownership Plan (“ESOP”). The Plan was then amended and restated effective January 1, 2006.

The Plans are contributory defined contribution retirement plans covering substantially all employees of the Employer and its subsidiaries with participation by the employee on a voluntary basis. The Plan Administrator is the Employer’s Benefit Plans Committee. Plan A covers Eligible Employees whom the Employer classifies as being in job category numbers 100 through 400 as of January 1 of the prior Plan year, or the Employee’s hire date, if later. The Plan covers Eligible Employees whom the Employer classifies as being in job categories 500 through 999 as of the January 1 of the prior Plan year, or the Employee’s hire date, if later. If a Plan A participant’s job category number changes to a job category number 500 through 999, such participant shall automatically participate in the Plan as of the first day of the subsequent Plan Year, and his account under Plan A shall be transferred to the Plan. Conversely, if a participant in the Plan changes to a job category number 100 through 400, such participant shall automatically participate in Plan A as of the first day of the subsequent Plan Year and his account under the Plan shall be transferred to Plan A. As of January 1, 2008 and January 1, 2007, net transfers of existing assets of $14,043,212 and $13,449,889, respectively, were made from Plan A to the Plan as a result of changes in employee job categories. Included in these amounts are $770,593 and $811,234 of employer contribution receivables which were transferred from Plan A to the Plan in 2008 and 2007, respectively, due to changes in employee job categories. Employer contribution receivables transferred in 2008 and 2007, relate to Employer contributions recorded in the years 2007 and 2006, respectively. The amount of Plan asset transfers relating to participants transferred between Plans as of January 1, 2009 has not yet been determined. This will be determined during the third quarter of 2009.

Over time, various 401(k) plans have been merged into the Plan due to Assurant, Inc. (the “Company”) acquisitions. If a participant rolled over a balance under any of these plans the account is now held under the Plans and is generally subject to the current Plan rules. However, there are certain situations where the rules of the predecessor plan may apply. (See the Plan Document for details.)

On October 1, 2008, the Plan Sponsor acquired Signal Holdings, LLC (“Signal”). Effective January 1, 2009, approximately 700 employees became eligible participants under the Plans. If employees of Signal were employed prior to the Signal closing date and remained employed on the closing date, then such employee’s service with Signal prior to the Signal closing date shall be treated as though it were service with the Employer for purposes of eligibility service and vesting service under the Plan. There were no assets rolled into the Plan as of December 31, 2008.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

On September 27, 2008, the Plan Sponsor purchased certain assets of GE Warranty Management Group (“GE”). Upon acquisition, approximately 60 employees became eligible participants under the Plans. If an employee was employed by GE immediately prior to the GE closing date and such employee became an employee of the Employer on the GE closing date, then such employee’s service with GE prior to the GE closing date shall be treated as though it were service with the Employer for purposes of eligibility service and vesting service under the Plan. There were no assets rolled into the Plan as of December 31, 2008.

On April 17, 2007, the Plan Sponsor acquired Retail Powersports Management Group, Inc. (“RPMG”) and Lemco Software Group, LLC (“Lemco”). Upon acquisition, approximately 20 employees became eligible participants under the Plans. Employees of RPMG and Lemco were given the option of rolling their prior plan account balance into the appropriate Plan.

In addition, on July 1, 2007, the Plan Sponsor acquired Mayflower National Life Insurance Company (“Mayflower”). Upon acquisition, approximately 30 employees became eligible participants under the Plans. Employees of Mayflower were given the option of rolling their prior plan account balance into the appropriate Plan.

b.	Contributions. Participants direct the investments of all contributions into various investment options offered by the Plan.

i. Employee Contributions - Employees are eligible to participate in the Plan at commencement of employment if they are regularly scheduled to work at least 20 hours per week. If the employee is scheduled to work less than 20 hours a week, participation may commence after completing a year of eligible service. Each participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such participant’s eligible compensation for each pay period up to an annual maximum of $15,500 for 2008. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan could make an additional catch up contribution to the Plan up to an annual maximum of $5,000 in 2008. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.

ii. Employer Contributions - The Employer contribution is discretionary. At the present time, the Plan Sponsor intends to follow the following formula to determine the Employer contribution. On or after the first day of the month following the completion of one year of eligibility service, the Employer matches a percentage of pre-tax contributions deducted from eligible pay. Participants must be actively employed on the last regularly scheduled workday of the calendar year to be eligible for the Employer contribution unless they retire, become totally disabled, die during the year or are part of a reduction in force during the 4th quarter of the calendar year. Employer contributions are based on the first 5% of eligible pay contributed by the participant on a pre-tax basis and on a participant’s years of vesting service as follows: If the participant was hired or rehired after December 31, 2000 and has fewer than five years of vesting service, the Employer will contribute 100% on the first 3% of eligible pay contributed pre-tax and 50% on the next 2% of eligible pay contributed pre-tax. If the participant was employed prior to January 1, 2001 (and not rehired thereafter) or has five or more years of vesting service, the Employer will contribute 200% of the first 3% of eligible pay contributed pre-tax and 50% of the next 2% of eligible pay contributed pre-tax.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

c.	Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses.

d.	Vesting. A participant becomes vested in their Company Contribution Account based upon their years of vesting service. They will not become vested in the Company Contribution Account until they have three years of vesting service, at which time they will become 100% vested in the Company Contribution Account. In addition, a participant becomes 100% vested when they reach normal or early retirement date, when they reach the first anniversary of the date on which they became totally disabled or if they die while employed by the Employer.

e.	Participant Loans. Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 from their fund accounts, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1.0% above the Prime Rate (as reported by Reuters) in effect when the participant applies for the loan. At December 31, 2008, outstanding participant loans had rates ranging from 4.48% to 9.25%. Principal and interest is paid ratably through payroll deductions. Related loan fees and expenses incurred by the Plan are paid by Assurant, Inc., except for a $40 loan origination fee and a $25 annual maintenance fee on loans initiated on or after April 1, 2003, which are paid by the loan participants.

f.	Payment of benefits. Upon retirement, death or disability, Plan participants or their beneficiaries are entitled to receive the total amount in the participant’s account. Upon termination of employment for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Employer contributions plus income accrued thereon, if any.

g.

Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59 1/2 withdrawals. Hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

h.	Forfeitures. Forfeited balances of terminated participants’ non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and future Employer contributions. At December 31, 2008 and 2007, there was no forfeiture account balance. For the year ended December 31, 2008, the amount of forfeitures used to reduce the Employer contributions was $86,865.

2.	Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared under the accrual basis of accounting. Amounts are presented in United States of America (“U.S.”) dollars.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan uses an exit price for its fair value measurements. An exit price is defined as the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Plan gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.

Investment securities are stated at fair value. Such investment securities are composed of shares of mutual funds, money market funds and the Assurant, Inc. stock fund, all of which are valued at their year end net asset value. The net asset value is based on the closing market prices of the securities in the fund’s portfolio.

Participant loans are stated at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Net appreciation/depreciation in the fair value of investments includes realized gains/losses for securities sold as well as the change in unrealized gains/losses for securities held at year-end. Realized gains and losses from security transactions are recorded on the average cost method.

Benefit payments and transfers are recorded when paid.

3.	Recent Accounting Pronouncements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“FAS”) No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is applied prospectively for financial assets and liabilities measured on a recurring basis as of January 1, 2008 with certain exceptions that did not apply to the Plan’s assets or liabilities. Effective September 30, 2008, the Plan adopted FASB Staff Position (“FSP”) FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP FAS 157-3”). FSP FAS 157-3 clarifies the application of FAS 157 regarding the pricing of securities in an inactive market. The adoption of FAS 157 and FSP FAS 157-3 did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits. See Note 4 for further information regarding FAS 157.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation on FASB Statement No. 109. This interpretation, which is effective for fiscal year beginning after December 15, 2006, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalty. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) (see Note 7). Accordingly, the adoption of FIN 48 did not have a material impact on the Plan’s net assets available for benefits and changes in net assets available for benefits.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

4.	Fair Value Measurements

FAS 157 defines fair value, establishes a framework for measuring fair value, creates a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with FAS 157, the Plan has categorized its recurring basis financial assets based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The levels of the fair value hierarchy and its application to the Plan’s financial assets are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) for identical assets in active markets that the Plan has the ability to access. Financial assets utilizing Level 1 inputs include mutual funds.

•

Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset. Financial assets utilizing Level 2 inputs include the Assurant Inc., stock fund.

•

Level 3 inputs are unobservable but are significant to the fair value measurement for the asset, and include situations where there is little, if any, market activity for the asset. These inputs reflect the Plan’s own assumptions about the assumptions a market participant would use in pricing the asset. Financial assets utilizing Level 3 inputs include participant loans.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The following table presents the Plan’s fair value hierarchy for those recurring basis assets and liabilities as of December 31, 2008.

Financial Assets	Total	Level 1	Level 2	Level 3

Mutual funds	$552,276,646	$552,276,646	$—	$—
Assurant Inc. stock fund	11,882,849		11,882,849
Participant loans	13,274,053	—		13,274,053

Total Financial Assets	$577,433,548	$552,276,646	$11,882,849	$13,274,053

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans

Balance, beginning of year	12,089,644

Purchases, sales issuances and settlements (net)	1,184,409

Balance, end of year	13,274,053

FAS 157 describes three different valuation techniques to be used in determining fair value for financial assets and liabilities: the market, income or cost approaches. The three valuation techniques described in FAS 157 are consistent with generally accepted valuation methodologies. The market approach valuation techniques use prices and other relevant information from market transactions involving identical or comparable assets or liabilities. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date.

While not all three approaches are applicable to all financial assets, where appropriate, one or more valuation techniques may be used. For all the financial assets included in the above hierarchy, excluding participant loans, the market valuation technique is used. For participant loans, the outstanding principal amount is used. For the year ended December 31, 2008, the application of the valuation technique applied to similar assets has been consistent.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

The Plan obtains one price for each investment. The Plan Sponsor reviews the month-end prices received from the Plan administrator for the Plan’s investments to validate that the month-end net asset value was used to price each investment. As a result of this analysis, if the Plan Sponsor determines that the month-end net asset value was not used by the Plan administrator to price the Plan’s investments based upon available market data, which happens infrequently, the price of the investment would be adjusted accordingly.

5.	Investments

The Vanguard Fiduciary Trust Company (“Vanguard”) is the trustee of the Plan. The Plan’s investments are held in a nondiscretionary trust.

At December 31, 2008 and 2007, the Plan held the following investments whose fair values represent 5% or more of the Plan’s net assets available for benefits:

Fair value at December 31, 2008:

American Funds EuroPacific Growth Fund - Class R-5 (1,907,843 shares)	$53,324,219

American Funds Growth Fund of America - Class R-4 (2,727,155 shares)	55,415,781

PIMCO Total Return Fund - Institutional Class (6,478,121 shares)	65,688,144

T. Rowe Price Small-Cap Stock Fund - Retail Class (1,878,308 shares)	36,664,570

Vanguard 500 Index Fund - Investor Shares (939,308 shares)	78,047,100

Vanguard Prime Money Market Fund (115,100,132 shares)	115,100,132

Vanguard STAR Fund (4,371,866 shares)	63,086,029

Vanguard Windsor II Fund - Investor Shares (1,736,526 shares)	33,185,004

Fair value at December 31, 2007:

American Funds EuroPacific Growth Fund - Class R-5 (1,878,511 shares)	$95,559,863

American Funds Growth Fund of America - Class R-4 (2,613,659 shares)	88,237,136

PIMCO Total Return Fund - Institutional Class (5,119,157 shares)	54,723,784

T. Rowe Price Small-Cap Stock Fund - Retail Class (1,895,101 shares)	57,592,127

Vanguard 500 Index Fund- Investor Shares (916,018 shares)	123,799,793

Vanguard Prime Money Market Fund (98,620,300 shares)	98,620,300

Vanguard STAR Fund (4,227,265 shares)	88,223,010

Vanguard Windsor II Fund - Investor Shares (1,804,461 shares)	56,407,444

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

The Plan’s investments (including realized gains and losses on investments sold during the year), depreciated in value by $237,171,135 in 2008, as follows:

Net Depreciation in Fair Value
Assurant, Inc. stock	$9,742,007
Registered investment companies	227,429,128

$237,171,135

6.	Plan Amendments

There were no significant amendments to the Plan during the years ended December 31, 2008 or 2007.

7.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2009, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt.

8.	Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions, though no such termination is planned. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund. In the event of Plan termination, all participants would become 100% vested in all of their accounts.

9.	Related Parties

A substantial portion of the Plan’s investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and therefore the buying and selling of such shares would qualify as party-in-interest transactions.

Loan fees paid by participants of $24,400 for the year ended December 31, 2008, represent loan origination and maintenance fees paid to Vanguard by Plan participants.

The Plan Sponsor pays for certain expenses related to the Plan and Plan A. These expenses include asset management fees to registered investment companies other than Vanguard and legal fees. During 2008, approximately $380,963 was paid by the Plan Sponsor for such expenses as well as legal expenses related to other benefits plans sponsored by the Plan Sponsor and other employee benefits.

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

A participant may change the investment of any portion of the participant’s account that is invested in the Assurant, Inc. Stock Fund into one or more other investment funds at any time in accordance with Plan rules.

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (“ESOP”) as a component of the Plan. Under the ESOP, the Assurant, Inc. Stock Fund became an available investment option for participants of the Plan. This program allows participants to transfer up to 25% of their current account balance into the Assurant, Inc. Stock Fund as well as allocate up to 25% of future contributions to the fund.

Each participant who has any portion of his account invested in the Assurant, Inc. Stock Fund may elect to have dividends paid on Assurant, Inc. stock held in his account either paid to him in cash or to have such dividends reinvested in the Assurant, Inc. Stock Fund. Each participant will be 100% vested at all times in any cash dividends that he elects to have either reinvested in the Assurant, Inc. Stock Fund or paid to him.

When any participant who has not made an election regarding payment of dividends first invests into the Assurant, Inc. Stock Fund, he shall be given the opportunity to make such an election. If a participant fails to make such an election, dividends paid on the Assurant, Inc. stock will be reinvested in the Assurant, Inc. Stock Fund.

At December 31, 2008 and 2007, the Plan held 396,095 and 258,837 shares, respectively, of common stock of Assurant, Inc., with a fair value of $11,882,849 and $17,316,208, respectively, and a cost basis of $14,981,341 and $10,689,500, respectively. For the year ended December 31, 2008, the Plan recorded dividend income of $162,280 from the investment in Assurant, Inc. common stock.

10.	Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. The market, credit, investment, and liquidity risks associated with each of the mutual funds in which the Plan invests are described in the prospectus and statement of additional information for each of the mutual funds. The Plan is subject to such risks as a result of its investment in the mutual funds.

The prices of securities held by the Fund may decline in response to certain events, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The growth-oriented, equity-type securities generally purchased by the Fund may involve large price swings and potential for loss.

Investments in securities issued by entities based outside the United States may be subject to the risk described above and may also be affected by currency controls; different accounting, auditing, financial reporting, and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transaction or in receiving payment of dividends. These risks may be heightened in connection with investments in developing countries.

Market Conditions

Recent events in the financial sector have resulted in an unusually high degree of volatility in the financial markets and the net asset value of many mutual funds, including the Funds. Such events in 2008 included, but were not limited to the seizure of the Federal National Mortgage Association and the Federal Home Loan Mortgage

Assurant 401(k) Plan B

Notes to Financial Statements

December 31, 2008 and 2007

Corporation by the U.S. banking regulators, the bankruptcy filing of Lehman Brothers and sale of Merrill Lynch to Bank of America, and the government bailout of AIG. These companies represent financial institutions with which certain of the Funds may conduct business and/or whose securities are or may be held within the Funds. The potential investment of each Fund’s investments in the issuers, and the financial sector in general, as reflected in each Fund’s schedule of investments, exposes investors to the negative (or positive) performance resulting from these and other events. U.S. Government Agency securities and collateral received by the Funds under various arrangements may include bonds issued by the Federal National Mortgage Association and the Federal Home Mortgage Corporation.

Concentration of investment risk

At December 31, 2008, Plan participants’ accounts that are invested in the Assurant, Inc. Stock Fund are exposed to market risk since a significant decline in the value of Assurant, Inc. common stock could occur.

11.	Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 and 2007.

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$604,329,536	$786,040,908

Less: Deemed distributions from prior years	(40,481)	(40,481)

Net assets available for benefits per Form 5500	$604,289,055	$786,000,427

Deemed distributions are loans that are deemed uncollectible. There were no deemed distributions in 2008.

Supplemental Schedule

Assurant 401(k) Plan B

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

At December 31, 2008

Identity of issuer, borrower, lessor or similar party	Description of Investment Including Number of Shares/Units, Maturity Date and Rate of Interest	Cost	Current Value

Common stock
Assurant, Inc. Stock (1)	396,095 shares	$14,981,341	$11,882,849

Registered investment companies
American Funds EuroPacific Growth Fund - Class R-5	1,907,843 shares	76,444,523	53,324,219
American Funds Growth Fund of America - Class R-4	2,727,155 shares	73,069,079	55,415,781
PIMCO Total Return Fund - Institutional Class	6,478,121 shares	68,302,498	65,688,144
T. Rowe Price Small-Cap Stock Fund - Retail Class	1,878,308 shares	57,106,421	36,664,570
Vanguard 500 Index Fund - Investor Shares (1)	939,308 shares	106,962,561	78,047,100
Vanguard Growth and Income Fund - Investor Shares (1)	1,068,187 shares	30,684,750	20,776,228
Vanguard Target Retirement 2005 Fund (1)	92,563 shares	1,036,909	896,939
Vanguard Target Retirement 2010 Fund (1)	81,855 shares	1,740,865	1,441,460
Vanguard Target Retirement 2015 Fund (1)	627,796 shares	7,521,450	5,995,451
Vanguard Target Retirement 2020 Fund (1)	306,703 shares	6,603,720	5,082,068
Vanguard Target Retirement 2025 Fund (1)	683,999 shares	8,557,685	6,340,674
Vanguard Target Retirement 2030 Fund (1)	260,497 shares	5,650,845	4,048,122
Vanguard Target Retirement 2035 Fund (1)	340,761 shares	4,408,413	3,152,041
Vanguard Target Retirement 2040 Fund (1)	121,499 shares	2,576,315	1,838,275
Vanguard Target Retirement 2045 Fund (1)	86,843 shares	1,140,368	831,092
Vanguard Target Retirement 2050 Fund (1)	3,009 shares	60,474	45,675
Vanguard Target Retirement Income Fund (1)	138,408 shares	1,453,299	1,317,642
Vanguard STAR Fund (1)	4,371,866 shares	79,092,215	63,086,029
Vanguard Windsor II Fund - Investor Shares (1)	1,736,526 shares	50,969,600	33,185,004
Vanguard Prime Money Market Fund (1)	115,100,132 shares	115,100,132	115,100,132

Total registered investment companies		698,482,122	552,276,646

Total investments		$713,463,463	$564,159,495

Participant loans (1)	Interest rates range from 4.48% to 9.25% with maturities through 2018	$13,274,053	$13,274,053

(1)	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan B has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan B

Date June 26, 2009	By:	/s/ Robyn Price Stonehill
	Name:	Robyn Price Stonehill
	Title:	SVP, Compensation and Benefits, Member of the Benefit Plans Committee, (Plan Administrator)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME	PAGE NUMBER
23.1	Consent of Independent Registered Public Accounting Firm	18